

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
Mr. Jeffrey Pontius
Chief Executive Officer
Corvus Gold, Inc.
Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia Canada

> **Re: Corvus Gold, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 12, 2014**
> **CIK No. 0001507964**

Dear Mr. Pontius:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information

now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

3. Please check the box on the filing cover page to indicate that this is a Rule 415 offering.

Inside Front Cover Page, page i

4. We note your statement that "the information contained in such [industry and market data] sources has not been independently verified, and we cannot assure you as to the accuracy or completeness of this information." Please remove such language, as this statement implies you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

5. Please update project exploration and other disclosures under "Recent Developments" as appropriate.

Glossary of Terms, page iii

6. We note the terms "$1300 WhittleR pit," "WhittleR analysis" and "WhittleR software." Please expand the glossary to define.

Use of Proceeds, page 14

7. Please revise the disclosure to provide the principal uses of proceeds and dollars amounts of those uses. Please clarify the priority of uses and the amounts of those uses, depending upon the amount of proceeds received in the offering.

8. We note your statement that management "will have broad discretion over the manner in which the net proceeds of the offering will be applied" on page 14. Please note that the company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

Management's Discussion and Analysis, page 19

9. Please revise to clearly disclose the milestones the company must meet in order to achieve profitability. Include in your disclosure expected timeframes and cost for each milestone. For purposes of clarity, consider using tabular format.

Current Plan of Operations, page 19

10. We note your disclosure highlighting activities for fiscal year ended May 31, 2013 to the date of the prospectus and highlighting activities during the period ending February 28, 2014. Please consolidate such disclosure so as to remove duplicative activities.

11. Please expand the next to last paragraph to cover fiscal 2015 and clarify the time period funded by the $4.6 million amount. Please summarize the basis for the statement regarding sufficient capital, disclosing material uncertainties. Also, please address the adequacy of capital for the funding requirements for fiscal 2015 and disclose the underlying basis.

12. We note your Cooperation Agreement with Dave Wright and Partners, allowing them to market the West Pogo Project. Please tell us how you considered Item 601(b)(10) of Regulation S-K with respect to this agreement.

Liquidity and Capital Resources, page 22

13. Please update the disclosure to quantify operating needs for fiscal 2015. Please reconcile the disclosure to the statement regarding sufficient capital under "Current Plan of Operations."

14. Please revise to disclose the expected sources of financing the company may pursue for its capital needs in fiscal year ended May 31, 2015. In addition, please disclose how long the company can remain in operation at current funding levels.

15. You disclose a monthly "burn rate" of $300,000. However, the operating funding requirements to cover the time period between May 31, 2014 and December 31, 2014 is $900,000, or approximately $130,000 a month. Please revise or advise.

Recent Accounting Pronouncements, page 28

16. Please provide clarification in your next amendment regarding the meaning of "none" as it relates to your disclosures of recent accounting pronouncements. Refer to SAB Topic 11M.

Business, page 28

Employees, page 33

17. It is unclear how many full time employees you have. Please revise to clarify. See Item 101(h)(4)(xii) of Regulation S-K.

Properties page 34

18. Your disclosure summarizes the principal terms of only the Mayflower Property lease. Please expand to disclose the principal terms of the other material leases or advise.

19. We note that you have not filed any lease agreements as exhibits to the registration statement. Please revise or advise.

20. Please discuss the quality assurance program associated with the sampling data presented in this section including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans of your filing.

21. Pease expand your disclosure concerning the exploration plans for your property to address the exploration timetable and budget, including estimated amounts that will be required for each exploration activity. Identify who will be conducting any proposed exploration work.

Proposed activities, page 56

22. Please update this section to address fiscal 2015.

Directors and Executive Officers, page 58

23. Please revise to disclose the estimated number of hours your executive officers plan to spend on your business. In this regard, we note that numerous officers currently hold positions in other companies.

Executive Compensation, page 63
Director Compensation, page 71

24. Please update these sections for fiscal 2014.

Certain Relationships and Related Transactions, page 63

25. We note the numerous related party transactions disclosed in note 9 to the financial statements on page F-31. Please revise to include all relevant related party transactions under this heading or advise.

Security Ownership of Certain Beneficial Owners and Management, page 72

26. Please revise to identify the natural person with voting and dispositive power of the shares in Tocqueville Asset Management, L.P. Additionally, please provide the entity's address. See Item 403(a) of Regulation S-K.

27. Please revise your table of contents to include this section.

Dilution, page 74

28. Please expand to address dilution assuming minimal offering proceeds.

Index to Financial Statements, page 85

29. If you revise your annual financial statements in response to our comments, please also revise your interim financial statements to the extent applicable.

Consolidated Statements of Operations and Comprehensive Loss, page F-3

30. Please revise the heading of the column covering your cumulative information to clearly identify the date of inception. The period identified should be consistent with the periods presented in your audit report on page F-1. Please apply similar labelling of your cumulative information included in your consolidated statements of cash flows on page F-4.

Consolidated Statement of Changes in Equity, page F-5

31. We note your disclosures at pages 28 and F-8 indicate that you were incorporated on April 13, 2010 and that the report provided by your auditor on page F-1 refers to the period since inception of April 13, 2010 to May, 31, 2013. Please tell us why your consolidated statement of changes in equity beginswith a balance as of May 31, 2006 and presents periods that are not covered by your auditor's report. Please explain this inconsistency or revise your disclosures accordingly.

2. Significant Accounting Policies, page F-9
Basis of presentation, page F-9

32. We note your disclosures indicating that your financial statements are also attached to a Form 10 that you filed with the SEC. Please identify the Form 10 you filed providing the file number and the date the form was filed.

Significant estimates, page F-9

33. Please clarify your disclosure to describe the allocation of administrative expenses on the spin-out from ITH, quantifying the amounts allocated and recorded in your financial statements for each of the periods presented. Refer to SAB Topic 1B1 for guidance.

Cash and Cash equivalents, page F-10

34. We note your disclosure here and on page 25 that your cash equivalents are "held for the purpose of meeting short-term cash commitments rather than for investment or other purposes." Please revise to clarify how your cash equivalents meet the definition set forth by ASC 230-10-20 which defines cash equivalents to be investments with original maturities of three months or less.

Mineral properties and exploration and evaluation expenditures, page F-12

35. Please expand your policy disclosure to describe the types of costs you capitalize related to mineral property acquisition.

Non-monetary transactions, page F-14

36. Please tell us if you had non-monetary transaction in the periods reported. To the extent there were non-monetary transactions in the periods reported, expand your disclosure to describe these transactions and disclose any related gain or loss recognized in your financial statements.

Capitalized Acquisition Costs, page F-16

37. We note that your tabular disclosures under this heading indicate that you made cash payments related to acquisition costs totaling $533,164 during the fiscal year ended May 31, 2013. Please reconcile this amount to your statement of cash flows which presents $284,332 of cash used related to capitalized acquisition costs and revise your labelling in the table accordingly.

a) Chisna Property, Alaska, page F-19

38. We note your disclosure related to the Mineral Exploration Agreement you signed with Ahtna Incorporated in March 2010 indicates that at the end of the third year, you will release at least 50% of the original lands subject to the agreement. Please tell us whether you have released this property and how you considered this event in determining potential impairment of your capitalized acquisition costs related to the Chisna property.

39. We note your disclosure at page 58 indicates that you are actively marketing the Chisna project for sale however we note that you do not classify the assets and liabilities related to this project as held for sale in either the annual or interim financial statements presented in your filing. Please tell us whether you have assessed the criteria for held for sale classification as it relates to the Chinsa, providing the analysis you performed under 360-10-45-9 that supports your view.

(e) North Bullfrog Project, Nevada, page F-22

40. We note from page 19 and elsewhere in the filing that you purchased land which carries with 1,600 acre-fee of irrigation water rights for US$1,000,000 in December 2013 for North Bullfrog Project infrastructure. Please revise where applicable in the filing to clarify how you paid for this amount and how this amount reflects in your financial statements.

7. Promissory Note Payable, page F-27

41. We note you issued a promissory note payable of $284,523 bearing interest at 4.77% per year. Please tell us reconcile the difference between this amount and the amount you disclose at note 11 on page F-32.

14. Subsequent Events, page F-34

42. Please revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. In addition, provide a footnote for subsequent events for your interim financial statements included in your next amendment. Refer to ASC 855-10-50-1.

Condensed Interim Financial Statements for the Three and Nine Months Ended February 28, 2014

5. Capitalized Acquisition Costs, page F-45
d) Terra Property, Alaska, page F-50

43. We note from page F-51 that you sold your interest in the Terra Property to TGC for USD 1,800,000 and 200,000 common shares of West Mountain which was valued at $175,696. Please tell us how you valued 200,000 common shares of West Mountain.

Signatures

44. We note your draft registration statement includes signatures for the principal executive and financial officers. Please note that a signature must be provided by the controller or principal accounting officer as well. See Section VI.C. of Form S-1 General Instructions.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Jason K. Brenkert, Esq.
    Dorsey & Whitney LLP